Exhibit 99.1

SUNTECH ANNOUNCES UPDATE ON RECOVERY ACTION TAKEN BY THE LIQUIDATOR OF PSS

WUXI, China, Feb. 10, 2014 /PRNewswire/ — Suntech Power Holdings Co., Ltd. (OTC: STPFQ) (the “Company” or “Suntech”) today announced that on 15 January 2014, the Company’s immediate subsidiary, Power Solar System Co., Ltd (in Liquidation) (“PSS”), issued a writ of summons in the Republic of Singapore against Suntech Power Investment Pte., Ltd. (“Suntech Singapore”) for an outstanding balance of US$263,910,599 due from Suntech Singapore. Suntech Singapore failed to enter an appearance within the time frame required for them to do so. The High Court of the Republic of Singapore has granted, on 27 January 2014, Judgment in Default of Appearance against Suntech Singapore to pay to PSS US$263,910,599, interest at 5.33% and costs, under Order 13 of the Rules of Court in Singapore.

“We are pleased to have the judgment in our favour and will take further steps to enforce our rights against Suntech Singapore. It is the first of many steps being taken by the Liquidator to maximize the recovery for the creditors,” said Mr John Ayres, the Liquidator of PSS. “The recovery actions will continue with focus on an investigation of the purported transfer of equity interest of Suntech Power Japan Corporation (“Suntech Japan”) and Suntech Singapore to Wuxi Suntech Power Co., Ltd. (“Wuxi Suntech”) and the purchase of PSS’s equity interest in Wuxi Suntech by Jiangsu Shunfeng Photovoltaic Technology Co., Ltd, a subsidiary of a Hong Kong listed company Shunfeng Photovoltaic International Ltd (1165.HK).”

“We will take all steps as necessary to remedy improper actions which have caused loss to Suntech, PSS and their creditors,” Mr David Walker, the Joint Provisional Liquidator of the Company, added.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the status of any transfer or disposal of shares of Suntech Japan, Suntech Singapore and Wuxi Suntech. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Ryan Scott Ulrich
Public Relations and Investor Relations Director
Ph: +86-510-8531-8654
Email: ryan.ulrich@suntech-power.com

SOURCE Suntech Power Holdings Co., Ltd.